SECOND QUARTER REPORT − 2015 Dear Fellow Shareholders: Remarkable is the only way to describe the second quarter and the first six months of 2015. We have strengthened our franchise through the pending strategic merger with The Bank of Maine and have continued to deliver strong financial results. Our core operating earnings, which exclude merger and acquisition-related costs and investment security gains, were up 19% for the second quarter and 16% for the first six months of 2015 compared to the same periods a year ago. Camden National’s strong core operating earnings allowed us to absorb merger and acquisition related expenses of $768,000, net of taxes, while still reporting diluted earnings per share growth of 13% and 7% for the second quarter and first six months of 2015, respectively, as compared to the same periods in 2014. Core return on average equity (‘‘ROAE’’) was 11.53% for the second quarter of 2015 compared to 10.60% reported the previous year, while Core ROAE for the first six months of 2015 increased 71 basis points to 10.90% over the same period a year ago. Our second quarter 2015 core operating earnings growth was the result of increased net interest income of $1.4 million from higher average loan balances of 8% compared to the same period a year ago. Our net interest margin for the quarter increased 10 basis points over the same period last year to 3.21%. The increase in our net interest margin largely reflected a $734,000 one-time interest income pick-up related to a non-performing loan that was resolved during the second quarter. This is just one example of the hard work of our team who strikes the fine balance between assisting customers in time of need and our obligation to recoup funds. Core non-interest income was $6.3 million for the second quarter of 2015, an improvement of 1% over the second quarter of 2014. The increase was largely attributable to the ramp-up of our secondary loan sales that drove an increase in mortgage banking income of $276,000 compared to the same period a year ago. Core non-interest expense was $16.0 million for the second quarter of 2015, a 2% increase over the second quarter of 2014. This was driven by an increase in salaries and employee benefits of 2% and continued technology and software enhancements focused on improving the customer experience and driving internal efficiencies. Following the merger, Camden National will continue to provide customers with smart and sophisticated banking products and services to meet their everyday needs, ranging from cutting edge online and mobile banking platforms to innovative personal and commercial products, as well as access to wealth management and brokerage services. Customers will still receive the same genuine and personal service that they have come to expect at all of our 64 Maine-based branches, over 85 ATMs, and our loan offices in Manchester, New Hampshire as well as Boston and Braintree, Massachusetts. On June 30, 2015, the Board of Directors declared a quarterly dividend of $0.30 per common share, resulting in a dividend yield of 3.10%. Whether achieving strong quarterly financial results or pursuing a significant acquisition, the support of our shareholders is greatly appreciated. Sincerely, Gregory A. Dufour President and Chief Executive Officer CamdenNational.com | 800-860-8821

Camden National Corporation

FINANCIAL HIGHLIGHTS (unaudited)

(Dollars in thousands, except per share data)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Earnings and Dividends				
Net interest income	$20,635	$19,243	$ 40,069	$ 37,651
Provision for credit losses	254	643	700	1,136
Non-interest income	6,310	6,509	12,457	12,196
Non-interest expense	16,157	15,792	32,958	30,917
Income before taxes	10,534	9,317	18,868	17,794
Income taxes	3,341	3,001	6,064	5,763
Net income	$ 7,193	$ 6,316	$ 12,804	$ 12,031
Core operating earnings	$ 7,308	$ 6,131	$ 13,572	$ 11,738
Diluted earnings per share	0.96	0.85	1.71	1.60
Core diluted earnings per share	0.97	0.83	1.81	1.56
Cash dividends declared per share	0.30	0.27	0.60	0.54
Performance Ratios				
Core return on average equity	11.53%	10.60%	10.90%	10.19%
Core return on average assets	1.04%	0.92%	0.98%	0.90%
Net interest margin	3.21%	3.11%	3.14%	3.09%
Efficiency ratio	58.60%	61.49%	60.24%	62.07%
Balance Sheet (end of period)				
Investments			$ 822,991	$ 802,644
Loans and loans held for sale			1,808,433	1,696,765
Allowance for loan losses			21,194	21,905
Total assets			2,837,921	2,691,706
Deposits			1,981,131	1,857,462
Borrowings			564,097	564,900
Shareholders' equity			254,540	237,720
Book Value per Share and Capital Ratios				
Book value per share			$ 34.17	$ 32.03
Tangible book value per share			27.78	25.46
Tier I leverage capital ratio			9.39%	9.09%
Total risk-based capital ratio			14.78%	15.31%
Asset Quality				
Allowance for loan losses to total loans			1.17%	1.29%
Net charge-offs to average loans			0.07%	0.10%
Non-performing loans to total loans			0.89%	1.54%
Non-performing assets to total assets			0.59%	1.05%

A complete set of financial statements for Camden National Corporation may be obtained upon written request to Camden National Corporation, P.O. Box 310, Camden, Maine 04843.

Forward Looking Statements. *Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed merger of Camden National Corporation ("Camden National") and SBM Financial, Inc. ("SBM" or "Bank of Maine"), including certain plans, expectations, goals, projections and other statements, which are subject to numerous risks, assumptions and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the proposed merger, difficulties in achieving cost savings from the proposed merger or in achieving such cost savings within the expected time frame, difficulties in integrating Camden National and SBM, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Camden National and SBM are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in in Camden National's Annual Report on Form 10-K for the year ended December 31, 2014, as updated by other filings with the SEC. Camden National does not have any obligation to update forward-looking statements.*

Additional Information and Where to Find It. *In connection with the proposed merger, Camden National has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 that includes a Proxy Statement of SBM and Camden National and a Prospectus of Camden, as well as other relevant documents concerning the proposed merger. Investors and shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about Camden National and SBM, when they become available, may be obtained at the SEC's Internet site (http://www.sec.gov). Copies of the Registration Statement and Proxy Statement/Prospectus and the filings incorporated by reference therein may also be obtained, free of charge, from Camden National's website at camdennational.com or by contacting Camden National Investor Relations at (207) 236-8821 or by contacting SBM Investor Relations at (207) 518-5607.*

CamdenNational.com | 800-860-8821